UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 26, 2015

Commission File Number: 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated August 26, 2015 relating to the Interim Results for the six months ended June 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: August 26, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

•	Maintain strong balance sheet position with investment in available-for-sale securities of HK$1,665.7 million (31 December 2014: HK$1,784.4 million), cash at bank and in hand of HK$444.9 million (31 December 2014: HK$819.2 million), term deposits of HK$99.9 million (31 December 2014: Nil), net of bank loans of HK$430.2 million (31 December 2014: HK$802.2 million), totalling of HK$1,780.3 million (31 December 2014: HK$1,801.4 million).

•	Turnover of HK$60.3 million for the six months ended 30 June 2015 (six months ended 28 February 2014: HK$1.0 million), mainly contributed by the official launch of the online shopping platform and OTT platform under HKTVmall on 2 February 2015 and 19 November 2014 respectively.

•	As at the date of this announcement, HKTVmall has captured over 550 stores of domestic and international brands carrying over 75,000 products for the online shopping platform.

•	Incurred loss of HK$235.0 million for the six months ended 30 June 2015 (six months ended 28 February 2014: HK$119.6 million), the increase in loss was mainly attributed to the increase in programme costs of HK$218.0 million charged to the profit or loss over the showing period while the revenue from licensing of programme rights and net advertising income was not increased proportionally and the e-commerce business was only officially launched on 2 February 2015 and is still in its early investment stage.

The Board of Directors (the “Board” or the “Directors”) of Hong Kong Television Network Limited (“HKTV” or the “Company”) hereby announce the consolidated income statement for the six months ended 30 June 2015 and the consolidated statement of financial position as at 30 June 2015 of the Company and its subsidiaries (collectively referred to as the “Group”), which are unaudited.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2015

		Six months ended
		30 June		28 February
	Note	2015		2014
		HK$’000		HK$’000

Turnover	4		60,269		967

Programme costs	5		(218,573)		(563)

Cost of inventories			(4,995)		—

Valuation gains on investment properties			10,000		—

Other operating expenses			(139,389)		(148,168)

Other income, net	6		59,608		63,046

Finance costs, net	7(a)		(1,881)		(2,766)

Impairment losses/write off of assets	8		—		(32,000)

Loss before taxation	7		(234,961)		(119,484)

Income tax expense	10		(73)		(94)

Loss for the period			(235,034)		(119,578)

Basic and diluted loss per share	12	HK	(29.1) cent	HK	(14.8) cent

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2015

		Six months ended
		30 June	28 February
	Note	2015	2014
		HK$’000	HK$’000

Loss for the period		(235,034)	(119,578)

Other comprehensive income	9

Items that may be reclassified subsequently to profit or loss:

Available-for-sale securities: net movement in fair value reserve		22,397	41,663

Total comprehensive income for the period		(212,637)	(77,915)

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2015

		30 June	31 December
	Note	2015	2014
		HK$’000	HK$’000

Non-current assets

Fixed assets		552,672	550,159
Intangible assets		374,896	391,198
Long term receivable and prepayment		554	285
Other financial assets	13	1,285,491	1,490,420

		2,213,613	2,432,062

Current assets

Accounts receivable	14	10,236	7,688
Other receivables, deposits and prepayments		34,913	40,752
Programme costs		132,675	344,088
Inventories		3,365	718
Other current financial assets	13	380,257	293,943
Term deposits		99,912	—
Cash at bank and in hand		444,914	819,186

		1,106,272	1,506,375

Current liabilities

Accounts payable	15	7,401	4,504
Other payables and accrued charges		37,005	73,876
Deposits received		1,905	1,905
Bank loans		430,151	802,165

		476,462	882,450

Net current assets		629,810	623,925

Total assets less current liabilities		2,843,423	3,055,987

Non-current liabilities

Deferred tax liabilities		899	826

NET ASSETS		2,842,524	3,055,161

CAPITAL AND RESERVES	16

Share capital and other statutory reserves		1,268,914	1,268,914
Other reserves		1,573,610	1,786,247

TOTAL EQUITY		2,842,524	3,055,161

NOTES:

1	CHANGE OF FINANCIAL YEAR END DATE

Pursuant to a resolution of the Board of Directors dated 29 August 2014, the Company’s financial year end date has been changed from 31 August to 31 December. Accordingly, the financial period for fiscal 2014 covered a period of sixteen months from 1 September 2013 to 31 December 2014. These unaudited condensed consolidated interim financial statements now presented cover a period of six months from 1 January 2015 to 30 June 2015. The comparative figures presented for the unaudited consolidated income statement and related notes cover the period of six months from 1 September 2013 to 28 February 2014 and therefore may not be comparable with amounts shown for the current period.

2	BASIS OF PREPARATION

The interim results set out in the announcement are extracted from the Group’s unaudited interim financial report which has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Main Board Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 26 August 2015.

This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the preparation of the consolidated financial statements for the sixteen months ended 31 December 2014, except for the newly adopted accounting policies as set out in note 3.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the sixteen months ended 31 December 2014. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s independent review report to the Board of Directors is included in the interim financial report to be sent to shareholders.

The financial information relating to the sixteen months ended 31 December 2014 that is included in the interim financial report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that financial year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the sixteen months ended 31 December 2014 to the Registrar of Companies in accordance with section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Companies Ordinance (or under their equivalent requirements found in section 141 of the predecessor Companies Ordinance (Cap. 32)).

3	CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

•	Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets

•	Annual Improvements to IFRS/HKFRSs 2010-2012 Cycle

•	Annual Improvement to IFRS/HKFRSs 2011-2013 Cycle

The amendments to IAS/HKAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or cash generating units (“CGU”) whose recoverable amount is based on fair value less costs of disposal. Since these disclosure requirements only apply to a full set of financial statements, the Group has not made additional disclosures in relation to impairment losses in the interim financial report.

None of other developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia business, including but not limited to the online shopping mall operation, offer of free TV programming through Over-The-Top platform, multimedia and drama production, contents distribution and other related services (“Multimedia Business”). In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for purposes of resource allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. In addition, the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented.

	Six months ended
	30 June	28 February
	2015	2014
	HK$’000	HK$’000

Direct merchandise sales	5,701	—
Income from concessionaire sales and other service income	5,426	—
Licensing of programme rights and net advertising income	48,855	785
Artiste management services	287	182

	60,269	967

5	PROGRAMME COSTS

Programme costs mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, content production, and provision of artiste management services.

6	OTHER INCOME, NET

	Six months ended
	30 June	28 February
	2015	2014
	HK$’000	HK$’000

Bank interest income	10,654	7,809
Dividend income from available-for-sale equity securities	409	416
Interest income from available-for-sale debt securities	40,678	46,607
Gain on disposal of available-for-sale securities	1,432	2,017
Rentals from investment properties	5,714	5,783
Net exchange gain	707	138
Others	14	276

	59,608	63,046

7	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting) the following:

		Six months ended
		30 June	28 February
		2015	2014
		HK$’000	HK$’000

(a)	Finance costs, net

	Interest on bank loans	1,794	2,377
	Other borrowing costs	87	2,182
	Change in fair value of derivative financial instrument	—	(1,796)
	Interest element of finance leases	—	3

		1,881	2,766

(b)	Other items

	Advertising and marketing expenses	7,722	49

	Depreciation	18,215	13,702
	Less: Depreciation capitalised as programme costs	—	(1,329)

		18,215	12,373
	Amortisation of intangible assets	16,302	12,498
	Gain on disposal of fixed assets	(79)	—
	Impairment for available-for-sale investment	5,809	—
	Write off of artiste prepayments	3,899	17,414
	(Reversal of provision)/provision for committed artiste payments	(4,785)	20,097

		Six months ended
		30 June	28 February
		2015	2014
		HK$’000	HK$’000

(c)	Talent costs

	Wages and salaries	63,879	82,842
	Retirement benefit costs – defined contribution plans	2,868	3,560

		66,747	86,402
	Less: Talent costs capitalised as programme costs	—	(33,438)
	Talent costs charged to programme costs	(4,217)	—

		62,530	52,964

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

8	IMPAIRMENT LOSSES/WRITE OFF OF ASSETS

For the six months ended 28 February 2014 and sixteen months ended 31 December 2014, the Group recognised impairment loss on fixed assets, intangible assets and programme costs and wrote off certain construction in progress with an aggregated amount of HK$32,000,000.

9	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to other comprehensive income

	Six months ended
	30 June 2015			28 February 2014
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000

Available-for-sale securities: net movement in fair value reserve	22,397	—	22,397	41,663	—	41,663

(b)	Components of other comprehensive income, including reclassification adjustments

	Six months ended
	30 June	28 February
	2015	2014
	HK$’000	HK$’000

Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the period	18,020	43,680
– Reclassified to profit or loss upon disposal	(1,432)	(2,017)
– Impairment loss charged to profit and loss	5,809	—

	22,397	41,663

10	INCOME TAX EXPENSE

The provision for income tax is calculated by applying the Hong Kong Profits Tax rate of 16.5% (six months ended 28 February 2014: 16.5%) to the six months ended 30 June 2015.

The amount of income tax expense in the consolidated income statement represents:

	Six months ended
	30 June	28 February
	2015	2014
	HK$’000	HK$’000
Current taxation
Hong Kong Profits Tax	—	110
Deferred taxation
Origination and reversal of temporary differences	(73)	(204)

	(73)	(94)

11	DIVIDENDS

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30 June 2015. No final dividend was declared for the sixteen months ended 31 December 2014.

12	LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the period of HK$235,034,000 (six months ended 28 February 2014: HK$119,578,000) and the weighted average of 809,017,000 (six months ended 28 February 2014: 809,017,000) ordinary shares in issue during the interim period.

The diluted loss per share was the same as the basic loss per share as no potential ordinary shares was outstanding during the interim period.

13	OTHER FINANCIAL ASSETS

	30 June	31 December
	2015	2014
	HK$’000	HK$’000

Available-for-sale debt securities
– Maturity dates within 1 year	380,257	293,943
– Maturity dates over 1 year	1,241,263	1,450,267

	1,621,520	1,744,210

Available-for-sale equity securities
– Listed	32,075	29,090
– Unlisted	12,153	11,063

	44,228	40,153

	1,665,748	1,784,363

All of these financial assets were carried at fair value as at 30 June 2015.

14	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	30 June	31 December
	2015	2014
	HK$’000	HK$’000

Current–30 days	6,680	7,036
31–60 days	384	460
61–90 days	1,401	12
Over 90 days	1,871	280

	10,336	7,788
Less: Allowance for doubtful debts	(100)	(100)

	10,236	7,688

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. In general, customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

15	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on date of billing, is analysed as follows:

	30 June	31 December
	2015	2014
	HK$’000	HK$’000

Current–30 days	3,525	2,155
31–60 days	846	85
61–90 days	300	67
Over 90 days	2,730	2,197

	7,401	4,504

16	CAPITAL AND RESERVES

	Attributable to equity shareholders of the Company
	Share capital HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Exchange reserve HK$’000	Other reserve HK$’000	Total HK$’000

At 1 January 2015	1,268,914	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

Changes in equity for the period:

Loss for the period	—	(235,034)	—	—	—	—	(235,034)
Other comprehensive income	—	—	—	22,397	—	—	22,397

Total comprehensive income for the period	—	(235,034)	—	22,397	—	—	(212,637)

At 30 June 2015	1,268,914	1,422,848	159,759	(7,172)	1	(1,826)	2,842,524

	Share	Share	Capital redemption	Retained	Revaluation	Fair value	Other
	capital	premium	reserve	profits	reserve	reserve	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2013	80,902	1,188,005	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622

Changes in equity for the period:

Loss for the period	—	—	—	(119,578)	—	—	—	(119,578)
Other comprehensive income	—	—	—	—	—	41,663	—	41,663

Total comprehensive income for the period	—	—	—	(119,578)	—	41,663	—	(77,915)

Revaluation reserve realised upon disposal of an investment property	—	—	—	5,397	(5,397)	—	—	—

At 28 February 2014	80,902	1,188,005	7	1,775,306	159,759	(29,446)	(1,826)	3,172,707

BUSINESS REVIEW

After the trial run started from 17 December 2014, we formally launched the online shopping platform under the HKTVmall on 2 February 2015 and generating revenue from monetization of gross merchandise value through sales of goods and services and earning commission income from concessionaire sales. For this grand launch, on the same date, we announced the “HK$100 Mall Dollar” promotional campaign by crediting HK$100 Mall Dollar to the HKTVmall account of each individual who registered as our users and activated on or before 15 February 2015. Each registered individual could use this HK$100 Mall Dollar for consumptions on HKTVmall. Due to the overwhelming responses in particular in the last few days of the campaign, we extended the programme to end on 5 April 2015. Numerous feedback and comments were received from our HKTVmall users on the user interface, transaction flow and logistics experience, together with our Big Data analysis based on the browsing, searching and purchasing history, we decided to revamp the user interface of the HKTVmall website and app, the backend system programming and also the promotional programmes for better user experience. The enhancement include the format and display of the web and app front page and product details page, the product search methodology and the launch of different promotional rules to cater for different users’ preferences, etc.

Other than these series of enhancements, we also expand our marketing and promotional horizon to stimulate browsing and to induce purchases on HKTVmall, such as regular eDMs to the target group featuring different product categories, brands, seasonal products and special days promotion, micro film production featuring selective brands, such as “La Couleur” for EQ:IQ, “Another Window” for Nine West, etc., social media promotion, such as Facebook and Instagram, and exclusive merchant offer on HKTVmall.

Since the launch, as a marketplace for online shopping, HKTVmall features the brands and retailers with each seller operating a unique identifiable online store. Currently, there were more than 550 stores on HKTVmall. In order to increase the product varieties for offering on HKTVmall platform, in May 2015, apart from the merchant relations team, we launched a merchant recruitment portal to invite quality merchants to join our journey through this e-platform so as to accelerate the pace of the online shopping development in Hong Kong.

Our aim is to build a trusted marketplace for consumers and merchants to buy and hold local and international quality brands and products that serve our users on every aspect of lives, and to establish a presence to gain access to visitor traffic. As of 30 June 2015, there were more than 1.4 million email ID registered as HKTV members who are able to watch our programme content by Video-On-Demand (“VOD”) as well as to enjoy the online shopping experience through our HKTVmall.

The whole team in the HKTV group are putting extra effort to deliver a delightful personal experience, rather than delivering products only to the consumers in Hong Kong, we fully aware and understand there are many rooms for improvement and we continue to strike for the best to improve and enhance our product offerings in the marketplace, the processing flow on order placement, the logistics function and customer services so as to attain our goal.

Apart from operating HKTVmall, during the period, the Company continues its business including the offer of free television programming through its Over-The-Top (OTT) platform, international and local content distribution, provision of artiste management services and independent content production, while the TV programme production remained suspended.

FINANCIAL REVIEW

On 29 August 2014, the Company announced to change its financial year end date from 31 August to 31 December so as to unify the financial year end dates of the Group and to bring the Group to in line with the business cycle of its clients in the e-commerce retail industry and the multimedia advertising industry. As a result of this, the corresponding comparative amounts shown covered six months period from 1 September 2013 to 28 February 2014, and therefore may not be entirely comparable with the amounts shown for the current period.

During the period under review, the Company mainly operates its Multimedia Business including the e-commerce online shopping and delivery services, OTT platform, and corporate functions.

The Group incurred an operating loss of HK$235.0 million for the six months ended 30 June 2015, an increase of HK$115.4 million from HK$119.6 million for the six months ended 28 February 2014. Overall, the increase in loss for the period under review was mainly due to 1) the increase in programme costs charged to the profit or loss over the showing period while the revenue from licensing of programme rights and net advertising income was not increased proportionally; 2) the e-commerce business was officially launched on 2 February 2015 and is still in its early investment stage to be financially material to the Group.

On turnover, the Group has HK$60.3 million (six months ended 28 February 2014: HK$1.0 million) for the six months ended 30 June 2015 mainly included income from licensing of programme rights and net advertising income, direct merchandise sales, commission income from concessionaire sales, provision of artiste management services and other service income. The increase of HK$59.3 million was mainly due to the launch of the OTT platform under HKTVmall in November 2014 and the formal launch of the e-commerce online shopping platform in February 2015. While for the six months ended 28 February 2014, the turnover mainly represented the income from content licensing and production, and provision of artiste management services.

Programme Cost of HK$218.6 million (six months ended 28 February 2014: HK$0.6 million) mainly included programme costs charged to the profit and loss over the showing period and talent and other production costs for content production for third party customers. The increase of HK$218.0 million was mainly due to the showing of programme contents during the period. While for the six months ended 28 February 2014, it mainly included the content production costs for third party customers.

Cost of inventories amounted to HK$5.0 million for the six months ended 30 June 2015 mainly represented the cost of inventories delivered to customers for the fulfilment of the Group’s direct merchandise sales.

Valuation gains on investment properties amounted to HK$10.0 million for the six months ended 30 June 2015 based on the valuation carried out by an independent firm of surveyors.

Other operating expenses decreased by HK$8.8 million to HK$139.4 million for the six months ended 30 June 2015 mainly due to the following:

1.	Uncapitalised talent costs increased by HK$9.5 million mainly contributed by the increase in workforce to scale up HKTVmall operations, mainly for logistics and warehousing, merchant relations and technical functions, partially net off by decrease in production related talent costs due to programme production suspension and employment contract expiration;

2.	Amortisation of intangible assets and uncapitalised deprecation of fixed assets increased by HK$3.8 million and HK$5.8 million respectively due to the full year effect of additional amortisation arose from the spectrum obtained through acquisition of a wholly owned subsidiary in December 2013, while the increase in depreciation was caused by assets acquired for the HKTVmall operations;

3.	Increase in advertising and marketing expenses of HK$7.7 million for the promotion of the HKTVmall including the promotional campaign on “HK$100 Mall Dollar” related to concessionaire sales; and

4.	For the six months ended 28 February 2014, the Group wrote off artiste prepayments and made provision for committed artiste payments of HK$37.5 million based on the expected utilization of artiste according to the production schedule as at 28 February 2014 and the production suspension. For current period, there was a net write back of HK$0.9 million mainly due to subsequent amendment in an artiste contract and the utilisation of certain artistes for third party engagements.

Other income, net of HK$59.6 million was earned during the six months ended 30 June 2015 (six months ended 28 February 2014: HK$63.0 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, rental income from investment properties and net exchange gain. The decrease of HK$3.4 million was mainly due to the realization of our investment portfolio to support the operating activities of the Group.

The Group recognised impairment losses on certain multimedia business related assets of HK$32.0 million for the six months ended 28 February 2014. No impairment losses on multimedia business related assets was recorded for the six months ended 30 June 2015.

As of 30 June 2015, the Group had remaining programme costs of HK$132.7 million, a net decrease of HK$211.4 million from HK$344.1 million as at 31 December 2014 represented the charging of programme costs to profit and loss over the showing period.

LIQUIDITY AND CAPITAL RESOURCES

As at 30 June 2015, the Group had total cash position of HK$544.8 million represented cash at bank and in hand and term deposits (31 December 2014: HK$819.2 million represented cash at bank and in hand) and outstanding borrowings of HK$430.2 million (31 December 2014: HK$802.2 million) drawn for investment yield enhancement purpose. The decrease in total cash position was mainly due to the net bank loan repayment of HK$372.0 million, purchases of fixed assets of HK$22.2 million and the utilisation of resources for operating activities of HK$70.2 million, partially net off by remaining amount from net proceeds from disposal and maturity of available-for-sale securities, net of reinvestment, of HK$134.4 million and net interest received of HK$56.7 million.

On investment in available-for-sale securities, the Group has invested, at fair value, of HK$1,665.7 million as at 30 June 2015 (as at 31 December 2014: HK$1,784.4 million). The decrease in investment in available-for-sale securities was mainly due to the maturity of certain available-for-sale debt securities being reinvested in term deposits. As at 30 June 2015, there was a deficit of HK$7.2 million being recorded in Fair Value Reserve (31 December 2014: a revaluation deficit of HK$29.6 million). Among the available-for-sale securities, about 97.3% (as at 31 December 2014: 97.7%) are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need, moreover, as and when additional cash is expected to be required to fund the Multimedia Business, the investments can be realised as appropriate.

As at 30 June 2015, the Group has utilised HK$430.3 million (31 December 2014: HK$802.2 million) uncommitted banking facilities mainly for investment purpose and for a bank guarantee of HK$0.1 million provided to a supplier, leaving HK$755.7 million (31 December 2014: HK$1,508.8 million) uncommitted banking facilities available for future utilisation.

Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity, if any. There is no pledged bank deposit as at 30 June 2015 and 31 December 2014.

The debt maturity profiles of the Group as of 30 June 2015 and 31 December 2014 were as follows:

	30 June	31 December
	2015	2014
	HK$’000	HK$’000

Repayable within one year	430,151	802,165

As at 30 June 2015, our outstanding borrowings bear fixed interest rate and were all denominated in United States dollars. After considering the cash and cash equivalents and term deposits held by the Group, the Group was in a net cash position as of 30 June 2015 and 31 December 2014, no gearing ratio is presented.

For the six months ended 30 June 2015, the Group spent HK$10.7 million on capital expenditure versus HK$2.2 million for the six months ended 28 February 2014. The capital expenditure was mainly incurred for acquisition of computer system and renovation and fixtures of the logistics centre for HKTVmall operation. For upcoming capital expenditure requirements for the Multimedia Business, we will remain cautious and it is expected to be funded by internal resources and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 30 June 2015, the Group’s bank loans of HK$430.2 million (31 December 2014: HK$802.2 million) were secured by an equivalent amount of available-for-sale securities held by various banks.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HK$7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to certain amount of exchange rate risk due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 30 June 2015, the Group had total contingent liabilities in respect of guarantees provided to a supplier of HK$0.1 million (31 December 2014: Nil).

Save as disclosed above, there are no material contingent liabilities or off balance sheet obligations.

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance (Chapter 562 of the laws of Hong Kong) (“BO”) for the grant of a domestic free television programme service licence. The substantive hearing was conducted on 27 to 29 August 2014. On 24 April 2015, the Court of First Instance of the High Court of the Hong Kong Special Administrative Region quashed the decision and ordered to remit it back to the Chief Executive in Council for reconsideration. On 19 May 2015, the Chief Executive in Council filed an appeal against the court’s judgment, and the hearing of the appeal was fixed to be heard on 17 and 18 February 2016. On 3 July 2015, the Chief Executive in Council made an application to stay the court’s judgment pending resolution of the appeal, and the hearing date would be fixed in consultation with the counsel’s diary of the parties.

On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of the Office of Communication Authority’s decision on 11 March 2014 that Hong Kong Mobile Television Network Limited (“HKMTV”), the Company’s wholly-owned subsidiary, would not be entitled to commence operations if HKMTV adopted the DTMB (Digital Terrestrial Multimedia Broadcast) transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the BO was first obtained by HKMTV. On 20 May 2014, the High Court granted HKMTV leave to apply for judicial review. The substantive hearing was conducted on 26 and 27 November 2014. On 12 August 2015, the court informed the parties that judgment would be ready for handing down in the middle of September 2015.

PROSPECTS

The overall retail market is expected to continue to stagnant given the moderate slow down in tourist spending and the low consumer sentiment in Hong Kong. To cope with this challenge, HKTVmall continues to expand its product varieties and price offering through merchant acquisitions and different seasonal and cyclical promotional campaigns. Unlike most of the online shopping platforms in Hong Kong, we are not focusing on any single product category offering, instead, we offers 16 product categories on the HKTVmall with different targeting promotion at different period of time. After the formal launch of the online shopping platform under HKTVmall in February 2015, we have taken a few months to enhance the web/app user interface and system flow, as well as to refine the focus on various product categories over time to enhance the customer experience. On 1 August 2015, we launched an unprecedented large scale advertising campaign on MTR for brand awareness and brand building purpose – in the first two weeks of August 2015, more than 3,000 advertising panels along the 119 tracks of 51 MTR stations were all covered by our advertisements. Together with this campaign, we also “upgraded” our promotional offers including a designated “tailored” gift for the pre-defined delivery area of each MTR station when the net billed amount is HK$400 or above, increased HKTV Mall Dollar rebate programme from 3% to 5%-10% for every purchase and upon transaction completion to encourage recurring purchases, and numerous mix & match and products bundle offer, etc. Moreover, we also issued our first “Summer Catalogue 2015” featuring the various promotional offers and product offerings of each categories for distribution on Central Business District and major residential districts, residential estates and the staff of corporate partners. We believe the extensive outreach and highly captive environment of the MTR advertising network, together with the highly attractive promotional offers from HKTVmall would enhance the promotion effectiveness as well as the sales performance. For the period from 16 July 2015 to 15 August 2015, collectively and on aggregate basis, approximately 1.1 million Users browsed and/or shopped in our online shopping mall (“Online Shopping Platform”) and approximately 0.7 million Users watched our TV programmes (“TV Programme Platform”)1.

Going forward, apart from using creative ways to increase our presence in the consumers’ mind, we shall continue to work on our logistics and customer services functions so as to achieve our goal in delivering a delightful one-stop shop online shopping experience to the consumers in Hong Kong.

Moreover, on 10 August 2015, we appointed the main contractor for the construction work of the multimedia production and distribution centre with gross floor area of about 31,777 square metres, comprising a 6-storey media block and a 1-storey studio block, in Tseung Kwan O Industrial Estate to support the Group’s business development on Multimedia Business. The contract sum is HK$450 million with the target to complete in October 2016.

In the meantime, the Company is still waiting for the judgment of the judicial review on mobile TV transmission standard, and the proceeding of the Government’s appeal for the judgment in favor of HKTV in the judicial review of Free TV licence, we shall further refine our business development plan on Multimedia Business upon the outcome of the above cases.

[1]	Details of the information on Users are as below:

	16 July 2015 to 15 August 2015
User (’000)	Online Shopping Platform	TV Programme Platform

Web Users	633	222
Android Users	266	194
iPad Users	64	62
iPhone Users	110	106
Android TV Box Users	N/A	56
Smart TV Users	N/A	62

Total	1,073	702

The information stated above is extracted from Google Analytics and rounded to the nearest thousand. The computation method and basis of which have not been verified. The data could be overlapping (a) between TV Programme Platform and Online Shopping Platform if the same user is watching our TV programmes and browsing the online shopping mall at the same time; (b) between different type of devices among TV Programme Platform and among Online Shopping Platform if the same user using more than one devices for watching TV programmes and/or browsing our Online Shopping Platform at the same time; (c) or the same user using HKTVmall app to browse the HKTVmall web-page. The information for the same period can be changed at different point of time when capturing the data as Google Analytics performs the analysis on sampling basis. According to Google Analytics, the definition of “User” is “Users that have had at least one session within the selected date range, which includes both new and returning users.” The above data are unaudited and are not indicative of the Company’s business performance, financial condition or growth prospect. Readers should not place reliance on these data.

TALENT REMUNERATION

Including the Directors as at 30 June 2015, the Company had 381 permanent full-time employees versus 394 as of 31 December 2014.

The Company provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Company’s and individual performances. The Company also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the six months ended 30 June 2015.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Throughout the six months ended 30 June 2015, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).

Having made specific enquiry of all Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the six months ended 30 June 2015.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim financial report of the Company for the six months ended 30 June 2015.

The Audit Committee currently comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2015 (six months ended 28 February 2014: Nil).

By Order of the Board
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 26 August 2015

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non- executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

“Where the English and the Chinese texts conflicts, the English text prevails”